UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 6)

51job, Inc.

(Name of Issuer)

Common Shares, par value US$0.0001 per share**

American Depositary Shares, each representing one Common Share

(Title of Class of Securities)

316827104***

(CUSIP Number)

Rick Yan

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

+86-21-6160-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading but only in connection with the listing of American depositary shares on the NASDAQ Global Select Market.

*** CUSIP number of the American Depositary Shares, each representing one Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 316827104

1.	Names of Reporting Persons. Rick Yan
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR, People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,612,264*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,612,264*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,612,264*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%**
14.	Type of Reporting Person (See Instructions) IN

*	Consists of: (i) 11,315,815 common shares and 544,449 common shares in the form of ADSs (as defined below) held by RY Holdings Inc.; (ii) 20,000 common shares in the form of ADSs held by the Reporting Person (as defined below); and (iii) 732,000 common shares in the form of ADSs issuable to the Reporting Person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 68,164,934 common shares deemed to be outstanding with respect to the Reporting Person, which consists of: (i) 67,432,934 common shares outstanding as of March 31, 2021, as reported in the Form 20-F (as defined below); and (ii) 732,000 common shares in the form of ADSs issuable to the Reporting Person upon the exercise of vested options within 60 days after the date hereof. See Item 5.

This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Rick Yan (“Mr. Yan” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2006 (the “Original Schedule”) as amended by Amendments No. 1 through 5 (the Original Schedule as so amended, the “Schedule 13D”) with respect to common shares, par value $0.0001 per share (“Common Shares”), of 51job, Inc. (the “Issuer”), including Common Shares represented by American depositary shares (“ADSs”), each ADS representing one Common Share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On May 4, 2021, Mr. Yan, DCP Services Limited and Ocean Link Partners Limited (collectively, the “Initial Consortium Members”) entered into a letter agreement (the “Consortium Letter”) pursuant to which the Initial Consortium Members agreed to (i) jointly submit the Updated Proposal (as defined below); (ii) use their respective good faith efforts to further the implementation of the Proposed Transaction (as defined below) as soon as possible but in any event within ninety (90) calendar days after the date of the Consortium Letter (the “Exclusivity Period”); and (iii) during the Exclusivity Period, work exclusively with each other to implement the Proposed Transaction.

On May 4, 2021, Mr. Yan and the other Initial Consortium Members jointly submitted an updated preliminary non-binding proposal letter (the “Updated Proposal”) to the board of directors of the Issuer expressing their interest in participating in the transaction initially proposed by DCP Capital Partners, L.P. in a preliminary non-binding proposal letter dated September 17, 2020 (which was included as Exhibit A to Exhibit 99.1 of the Form 6-K furnished by the Issuer to the SEC on September 17, 2020), to acquire all of the outstanding Common Shares of the Issuer, including Common Shares represented by ADSs, for US$79.05 in cash per Common Share or ADS (in each case other than those Common Shares or ADSs that may be rolled over in connection with such transaction) (the “Proposed Transaction”).

If the Proposed Transaction is entered into and consummated, the ADSs will be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act will terminate. In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or consummated. The Updated Proposal provides that a binding obligation with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documentation.

The Reporting Person reserves his right to change his plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Person may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Consortium Letter. Subject to the terms of the Consortium Letter, the Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Shares and/or ADSs, dispose of some or all of his Common Shares and/or ADSs, engage in short-selling or hedging or similar transactions with respect to the Common Shares and/or ADSs, and/or continue to hold Common Shares and/or ADSs.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Consortium Letter and the Updated Proposal, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Person to Rows 7 through 13 of the cover page of this Amendment are incorporated herein by reference. As of the date hereof, Mr. Yan may be deemed to beneficially own, and have sole voting and dispositive power with respect to, an aggregate of 12,612,264 Common Shares, consisting of: (i) 11,315,815 Common Shares and 544,449 Common Shares in the form of ADSs held by RY Holdings Inc., a British Virgin Islands company wholly owned by Mr. Yan; (ii) 20,000 Common Shares in the form of ADSs held by Mr. Yan; and (iii) 732,000 Common Shares in the form of ADSs issuable to Mr. Yan upon the exercise of vested options within 60 days after the date hereof, collectively representing approximately 18.5% of the 68,164,934 Common Shares deemed to be outstanding with respect to the Reporting Person, which consists of: (i) 67,432,934 Common Shares outstanding as of March 31, 2021, as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on April 23, 2021 (the “Form 20-F”); and (ii) 732,000 Common Shares in the form of ADSs issuable to Mr. Yan upon the exercise of vested options within 60 days after the date hereof.

(c) Except as disclosed elsewhere in this Amendment, the Reporting Person has not effected any transactions in the Common Shares (including Common Shares in the form of ADSs) during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

On May 4, 2021, Mr. Yan and the other Initial Consortium Members entered into the Consortium Letter described in Item 4 of this Amendment, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On May 4, 2021, Mr. Yan and the other Initial Consortium Members submitted to the board of directors of the Issuer the Updated Proposal described in Item 4 of this Amendment, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Consortium Letter, dated May 4, 2021.

Exhibit 99.2	Updated Proposal, dated May 4, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2021

Rick Yan

/s/ Rick Yan

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